Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Announces Conference Call and Webcast Details for Analyst Day

ZHENGZHOU, CHINA, December 8, 2010 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui" or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today announced the conference call and webcast details for its Analyst Day in Zhengzhou, China.

The Company will host a conference call and webcast of its management presentation at the Analyst Day at 1:00pm local / 12:00am EST on Thursday, December 9, 2010.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (877) 456-7316. International callers should dial +1 (706) 758-1304. The conference call pass code is 25775702.

If you are unable to participate in the call at this time, a replay will be available starting on Thursday, December 9, 2010 through December 22, 2010. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The conference call passcode is 25775702.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties by clicking on http://www.geruigroup.com/Webcasts.html.  Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary software. For those unable to participate during the live broadcast, a 90-day replay will be available shortly after the call by accessing the same link.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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